UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 25, 2026

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On August 25, 2026, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following fifty-three (53) single family townhomes from Flipside 14, LLC, which is wholly owned by the Company’s sponsor, Seed InvestCo, LLC (the “Sponsor”):

Property Address:

1207 Briarhill Road Unit A, Mooresville, NC 28115

1207 Briarhill Road Unit C, Mooresville, NC 28115

1207 Briarhill Road Unit D, Mooresville, NC 28115

1207 Briarhill Road Unit E, Mooresville, NC 28115

1211 Briarhill Road Unit A, Mooresville, NC 28115

1211 Briarhill Road Unit C, Mooresville, NC 28115

1211 Briarhill Road Unit D, Mooresville, NC 28115

1211 Briarhill Road Unit E, Mooresville, NC 28115

1215 Briarhill Road Unit A, Mooresville, NC 28115

1215 Briarhill Road Unit E, Mooresville, NC 28115

Description:	Each single-family townhome is between 1,500 square-foot built in 2023 with 3 bedrooms and 3.5 bathrooms and sits on approximately 0.05 acres.

Purchase Price by Roots:	$ 2,890,765.83 allocated purchase price
Current Market Value:	$3,310,000.00

Property Address:

213 Kennerly Avenue Unit A, Mooresville, NC 28115

213 Kennerly Avenue Unit D, Mooresville, NC 28115

213 Kennerly Avenue Unit E, Mooresville, NC 28115

217 Kennerly Avenue Unit A, Mooresville, NC 28115

221 Kennerly Avenue Unit A, Mooresville, NC 28115

221 Kennerly Avenue Unit B, Mooresville, NC 28115

221 Kennerly Avenue Unit C, Mooresville, NC 28115

221 Kennerly Avenue Unit E, Mooresville, NC 28115

225 Kennerly Avenue Unit D, Mooresville, NC 28115

225 Kennerly Avenue Unit E, Mooresville, NC 28115

229 Kennerly Avenue Unit A, Mooresville, NC 28115

229 Kennerly Avenue Unit E, Mooresville, NC 28115

Description:	Each single-family townhome is approximately 1,427 square-foot built in 2023 with 3 bedrooms and 3.5 bathrooms and sits on approximately 0.03 acres.

Purchase Price by Roots:	$2,986,833.58 allocated purchase price
Current Market Value:	$3,420,000.00

Property Address:

1207 Pine Street Unit A Mooresville, NC 28115

1207 Pine Street Unit B Mooresville, NC 28115

1207 Pine Street Unit C Mooresville, NC 28115

1207 Pine Street Unit D Mooresville, NC 28115

1207 Pine Street Unit E Mooresville, NC 28115

1211 Pine Street Unit A Mooresville, NC 28115

1211 Pine Street Unit B Mooresville, NC 28115

1211 Pine Street Unit C Mooresville, NC 28115

1211 Pine Street Unit D Mooresville, NC 28115

Description:	Each single-family home is approximately 1,662-square-foot built in 2023 with 3 bedrooms and 2.5 bathrooms and sits on approximately 0.06 acres.

Purchase Price by Roots:	$2,318,726.07 allocated purchase price
Current Market Value:	$2,655,000

Property Address:

804 S. Mechanic Street 1A (106) Pendleton SC 29670

804 S. Mechanic Street 1B (102) Pendleton SC 29670

804 S. Mechanic Street 1C (104) Pendleton SC 29670

804 S. Mechanic Street 2A (110) Pendleton SC 29670

804 S. Mechanic Street 2C (114) Pendleton SC 29670

804 S. Mechanic Street 2D (116) Pendleton SC 29670

Description:	Each single-family townhome is approximately 1,312-square-foot built in 2025 with 3 bedrooms and 2.5 bathrooms and sits on approximately 0.02 acres.

Purchase Price by Roots:	$1,152,812.96 allocated purchase price
Current Market Value:	$1,320,000.00

Property Address:	224 Hillcrest Drive Mooresville, NC 28115

Description:	This 1,752-square-foot single family home was built in 2022, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.19 acres.

Purchase Price by Roots:	$283,836.52 allocated purchase price
Current Market Value:	$325,000.00

Property Address:	228 Hillcrest Drive A&B Mooresville, NC 28115

Description:	This 3,422-square-foot duplex home was built in 2022, each unit has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.24 acres.

Purchase Price by Roots:	$482,958.76 allocated purchase price
Current Market Value:	$553,000.00

Property Address:	116 Dogwood Village Trail Unit A, Mooresville, NC 28115 116 Dogwood Village Trail Unit B, Mooresville, NC 28115 116 Dogwood Village Trail Unit C, Mooresville, NC 28115

Description:	Each single-family townhome is approximately 1,603-square-foot built in 2023 with 3 bedrooms and 2.5 bathrooms and sits on approximately 0.04 acres.

Purchase Price by Roots:	$772,908.69 allocated purchase price
Current Market Value:	$885,000.00

Property Address:	3015 E Ridge Road Salisbury, NC 28144 510 3rd Street Salisbury, NC 28144
Description:	Each single-family home is approximately 1,478-square-foot built in 2022 with 3 bedrooms and 2.5 bathrooms and sits on approximately 0.93 acres.

Purchase Price by Roots:	$497,805.60 allocated purchase price
Current Market Value:	$570,000.00

Property Address:	108 Glencoe Lane Unit 104, Mooresville, NC 28117 108 Glencoe Lane Unit 105, Mooresville, NC 28117 114 Glencoe Lane Unit 106, Mooresville, NC 28117

Description:	Each single-family townhome is approximately 2,312-square-foot built in 2022 with 3 bedrooms and 2.5 bathrooms and sits on approximately 0.07 acres.

Purchase Price by Roots:	$1,147,572.90 allocated purchase price
Current Market Value:	$1,314,000.00

Property Address:	137 Carriage Club Drive Unit 103, Mooresville, NC 28117 137 Carriage Club Drive Unit 104, Mooresville, NC 28117 143 Carriage Club Drive Unit 103, Mooresville, NC 28117

Description:	Each single-family home is approximately 2,118-square-foot built in 2023 with 3 bedrooms and 2.5 bathrooms and sits on approximately 0.04 acres.

Purchase Price by Roots:	$1,053,251.84 allocated purchase price
Current Market Value:	$1,206,000.00

Property Address:	623 Hillcrest Drive Shelby, NC 28150

Description:	This 1,484-square-foot single family home was built in 2022, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.15 acres.

Purchase Price by Roots:	$256,762.89 allocated purchase price
Current Market Value:	$294,000.00

Property Address:	13708 Tranquil Day Drive Matthews NC 28105

Description:	This 3,033-square-foot single family home was built in 2022, has 3 bedrooms and 3 bathrooms, and sits on approximately 0.17 acres.

Purchase Price by Roots:	$563,306.33 allocated purchase price
Current Market Value:	$645,000.00

Property Address:	107 Spring View Lane Statesville, NC 28677

Description:	This 2,231-square-foot single family home was built in 2022, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.98 acres.

Purchase Price by Roots:	$417,458.03 allocated purchase price
Current Market Value:	$478,000.00

Item 1. Fundamental Changes

Property Acquisitions

On August 25, 2026, the Company completed the acquisition of the following seventeen (17) single family homes through the purchase of Flipside 22, LLC, which was partially owned by the Sponsor:

Property Address:

4007 Norman Drive, Springhill, TN, 37174

4013 Norman Drive, Springhill, TN, 37174

4017 Norman Drive, Springhill, TN, 37174

4025 Norman Drive, Springhill, TN, 37174

4029 Norman Drive, Springhill, TN, 37174

Description:	Each single-family home is approximately 1,874-square-foot built in 2025 with 3 bedrooms and 2.5 bathrooms and sits on approximately 0.09 acres.

Purchase Price by Roots:	$2,027,707.81 allocated purchase price
Current Market Value:	$2,300,000.00

Property Address:

4035 Norman Drive, Springhill, TN, 37174

4039 Norman Drive, Springhill, TN, 37174

4005 Norman Drive, Springhill, TN, 37174

4009 Norman Drive, Springhill, TN, 37174

4011 Norman Drive, Springhill, TN, 37174

4015 Norman Drive, Springhill, TN, 37174

4019 Norman Drive, Springhill, TN, 37174

4023 Norman Drive, Springhill, TN, 37174

4027 Norman Drive, Springhill, TN, 37174

4031 Norman Drive, Springhill, TN, 37174

4033 Norman Drive, Springhill, TN, 37174

4037 Norman Drive, Springhill, TN, 37174

Description:	Each single-family home is approximately 2,003-square-foot built in 2025 with 3 bedrooms and 2.5 bathrooms and sits on approximately 0.09 acres.

Purchase Price by Roots:	$4,972,292.19 allocated purchase price
Current Market Value:	$5,640,000.00

Item 1. Fundamental Changes

Property Acquisitions

On August 25, 2026, the Company completed the acquisition of the following eight (8) single family homes from through the purchase of Flipside 26, LLC, which was partially owned by the Sponsor:

Property Address:	4542 Highland Gate Pkwy, Gainesville, GA, 30506

Description:	This 2,228-square-foot single-family home was built in 2025, has 4 bedrooms and 3.5 bathrooms, and sits on approximately 0.50 acres.

Purchase Price by Roots:	$413,457.85 allocated purchase price
Current Market Value:	$445,000

Property Address:	4526 Highland Gate Pkwy, Gainesville, GA, 30506

Description:	This 2,519-square-foot single family home was built in 2026, has 4 bedrooms and 3.5 bathrooms, and sits on approximately 0.48 acres.

Purchase Price by Roots:	$473,850.57 allocated purchase price
Current Market Value:	$510,000.00

Property Address:	4502 Highland Gate Pkwy, Gainesville, GA, 30506

Description:	This 2,235-square-foot single family home was built in 2025, has 4 bedrooms and 3.5 bathrooms, and sits on approximately 0.46 acres.

Purchase Price by Roots:	$413,457.85 allocated purchase price
Current Market Value:	$445,000.00

Property Address:	4478 Highland Gate Pkwy, Gainesville, GA, 30506

Description:	This 2,465-square-foot single family home was built in 2026, has 4 bedrooms and 3.5 bathroom, and sits on approximately 0.76 acres.

Purchase Price by Roots:	$455,268.20 allocated purchase price
Current Market Value:	$490,000.00

Property Address:	4421 Whitetail Path Cove, Gainesville, GA, 30506

Description:	This 2,235-square-foot single family home was built in 2025, has 4 bedrooms and 3.5 bathrooms, and sits on approximately 0.73 acres.

Purchase Price by Roots:	$413,457.85 allocated purchase price
Current Market Value:	$445,000.00

Property Address:	4420 Whitetail Path Cove, Gainesville, GA, 30506

Description:	This 2,465-square-foot single family home was built in 2026, has 4 bedrooms and 3.5 bathroom, and sits on approximately 0.74 acres.

Purchase Price by Roots:	$478,496.17 allocated purchase price
Current Market Value:	$515,000.00

Property Address:	1629 Carriage Court, Monroe, GA, 30656

Description:	This 2,444-square-foot single family home was built in 2019, has 4 bedrooms and 2.5 bathrooms, and sits on approximately 1.63 acres.

Purchase Price by Roots:	$412,528.74 allocated purchase price
Current Market Value:	$444,000.00

Property Address:	141 Huntington Manor, Cornelia, GA, 30531

Description:	This 2,064-square-foot single family ranch style home was built in 2018, has 3 bedrooms and 2 bathrooms, and sits on approximately 0.54 acres.

Purchase Price by Roots:	$334,482.76 allocated purchase price
Current Market Value:	$360,000.00

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 09/02/2026

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated May 12, 2026 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2026, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.